January 15, 2010

BY EDGAR AND FACSIMILE

Mr. Jeffrey Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance, Mail Stop 3720
100 F Street, N.E.
Washington, DC  20549

Re:	GenVec, Inc.
Form 10-K for the fiscal year ended December 31, 2008
Filed: March 16, 2009
File No.: 000-24469

Definitive Proxy Statement
Filed April 30, 2009

Dear Mr. Riedler:

On behalf of GenVec, Inc. (the “Company”), this letter is in response to your letter of comment dated December 8, 2009 to Dr. Paul H. Fischer, with respect to the Form 10-K for the fiscal year ended December 31, 2008 (the “2008 Form 10-K”) and the Definitive Proxy Statement filed April 30, 2009.

On behalf of the Company, we respectfully submit the following responses with respect to each comment contained in the December 8, 2009 letter.  For ease of reference, each of the Staff’s comments is set forth in italic type immediately before the corresponding response submitted on behalf of the Company.  The statement requested by the Staff is enclosed with this letter.

Mr. Jeffrey Riedler, Assistant Director
United States Securities and Exchange Commission
January 15, 2010

Form 10-K for the Fiscal Year ended December 31, 2008
Item 1. Business
Intellectual Property, Page 9

1.
We note your disclosure that you have secured licenses to applicable genes for purposes of creating your product candidates. Please identify each of your material license agreements, the parties to the license agreements, and any products dependent on each material license. In addition, please describe the material terms of each license agreement including payments made to date, range of royalty percentage, aggregate milestone payments, and duration and termination provisions.

Please also file your material license agreements as exhibits to your filing.

We respectfully advise the staff that the Company previously determined that its license agreements were not material agreements to the Company because the Company determined that its business is not substantially dependent on the license agreements and therefore they were not agreements that required filing with the 2008 Form 10-K.  The Company evaluates its agreements, including license agreements, from time to time, and considers whether or not they constitute material agreements in the context of the Company’s business.  For example, a change in the Company’s business, such as one or more of the Company’s product candidates drawing closer to commercialization, would cause the Company to consider at that time which, if any, license agreements would become material to the Company.

However, in light of the staff’s comments and the Company’s evaluation of its business, the Company expects that it will file three license agreements, each as amended, with its Annual Report on Form 10-K for the year ended December 31, 2009 (the “2009 Form 10-K”).  In this regard, the Company proposes to include in its future filings, including in the 2009 Form 10-K, the following disclosures in substantially the form below and updated as of a then current date:

•
In May 1993, we entered into a license agreement with ARCH Development Corporation, a non-profit corporation associated with the University of Chicago (“Arch”), that has subsequently been restated and amended. Concurrently with entering into that agreement, we also entered into a license agreement with ARCH Development Corporation and the Dana-Farber Cancer Institute, Inc. (“DFCI”)  Pursuant to these two license agreements, which we refer to together as the UC-Tech Agreements, ARCH and DFCI granted us exclusive, worldwide royalty bearing licenses to certain intellectual property rights pertaining to TNFerade. We have previously made a $50,000 milestone payment under the UC-Tech Agreements pursuant to provisions that require us to make a milestone payment equal to $50,000 at the time of filing of an Investigational New Drug Application on a licensed product and $250,000 at the time of filing of an New Drug Application (NDA) on a licensed product (up to a certain maximum number of NDAs). No royalty payments have been made to date, and prior to commercialization of a licensed product, we have no royalty obligations pursuant to the UC-Tech Agreements. The UC-Tech Agreements are terminable by the licensors if we are in material breach of the agreements that we fail to cure or if we become insolvent. We also have the right to terminate the agreements for an uncured material breach or for convenience with prior notice. The UC-Tech Agreements continue in full force until the expiration of all patents or applications covered thereby, unless otherwise terminated.

Mr. Jeffrey Riedler, Assistant Director
United States Securities and Exchange Commission
January 15, 2010

•
In May 1998, we entered into an Amended and Restated Exclusive License Agreement with the Cornell Research Foundation, which was subsequently amended.  Pursuant to the Cornell agreement we license certain proteins, genes, gene vectors and similar biological materials that relate to our adenovector platform. We are obligated to pay Cornell a yearly maintenance fee of $50,000 (creditable against any royalties payable in that year). No royalty payments have been made to date, and prior to commercialization of a licensed product, we have no royalty obligations to Cornell. The Cornell agreement may be terminated by Cornell or by us in the event of an uncured material breach by the other party, or by us for any reason with prior written notice. The Cornell agreement continues in full force until the expiration of all patents or applications covered thereby, unless otherwise terminated.

The disclosure in the Company’s 2009 Form 10-K that is similar to the Company’s disclosure in Item 1 – Intellectual Property – Patent Rights and Licenses – TNFerade of the 2008 Form 10-K will reflect that the Company’s exclusive worldwide license to issued U.S. patents expiring beginning in 2020 pertaining to radiation-induced gene expression and a radiation-inducible promoter enabling controlled production of therapeutic proteins from gene therapy products is pursuant to the UC-Tech Agreements.

We also respectfully advise the staff that the Company has determined that the following agreements that were listed as exhibits to the 2008 Form 10-K are no longer material agreements of the Company and will not be included as exhibits to the 2009 Form 10-K.

•	New Collaboration Agreement dated January 1, 2003 between Fuso Pharmaceutical Industries, Ltd. and the Company.
•	New Commercialization Agreement dated January 1, 2003 between Fuso Pharmaceutical Industries Ltd. and the Company.
•	License Agreement dated February 1, 1998 between Asahi Chemical Industry Co., Ltd. and the Company.
•	Patent License Agreement dated January 8, 2000 between the Company and the Public Health Service, as amended, and amendment number 1 hereto dated March 9, 2000.
•	Patent License Agreement dated December 20, 2000 between the Company and Northwestern University.

Mr. Jeffrey Riedler, Assistant Director
United States Securities and Exchange Commission
January 15, 2010

Definitive Proxy Statement
Compensation Discussion and Analysis, page 14
Components of Executive Compensation, page 15

1.
We note that the annual performance award granted to NEOs is based on key corporate goals and each executive’s individual performance. However, it is unclear from your disclosure how the level of achievement with regard to objectives results in the threshold, target, and maximum payments disclosed in your Grants of Plan Based Awards Table at page 21. Please provide us with an example of proposed disclosure to be included in your 2010 proxy statement which includes the following:

•	The respective weightings of each individual corporate objective, as applicable; and

•	A discussion of how the level of achievement of each objective determines the payment levels identified in your Grants of Plan Based Awards Table.

Please also confirm that you will discuss the level of achievement with regard to each corporate objective and the specific individual performance considered in determining the annual performance award.

In 2009, the Company’s annual incentive plan continued to be based on corporate goals and individual performance.  The compensation discussion & analysis in the Company’s 2010 proxy statement will include a broader discussion of corporate goal setting than is addressed in this letter indicating that in order to reflect business conditions and to provide for operational flexibility the Company established corporate goals but did not establish threshold, target or maximum goals or provide for specific weighting among corporate goals.  The Company’s 2010 proxy statement will disclose that the Compensation Committee determines the level at which the annual performance awards will be paid by considering, in its sole discretion, the achievement of corporate goals and each executive officer’s performance.

In its future filings, the Company will include disclosure responsive to the staff’s comments to the extent that they are applicable to the Company’s compensation arrangements.  The following is an example of proposed disclosure that is responsive to the staff’s comments for inclusion in the Company’s 2010 proxy statement:

In 2009, because business conditions were so uncertain, the need for operational flexibility was critical. GenVec's objectives were, therefore, routinely reviewed to meet the changing business and financing climate, and, in some cases, adjustments were made to the corporate goals.  Individual performance was evaluated with respect to the contribution of the various executives in reaching these goals.

Mr. Jeffrey Riedler, Assistant Director
United States Securities and Exchange Commission
January 15, 2010

In general, achievement of 100% of the corporate goals and the Compensation Committee’s positive evaluation of individual performance will result in the payment to the individual of annual incentive performance awards at the target level.  The Compensation Committee retains the discretion to pay the annual performance awards at levels below or above the target level as it evaluates both the achievement of corporate goals and the individual performance of the executives. The Compensation Committee retains the right not to make any payments if, in their judgment, it is not feasible based on the financial state of the Company or other business concerns related to Company.

When exercising its discretion to determine at what level, or if, the annual incentive performance awards are paid, the Committee considers its assessment of achievement of each goal and the overall achievement of all of the goals for the annual performance plan.  In 2009, the Committee did not assign predetermined weightings to the goals.  Rather, the Compensation Committee maintains the discretion to determine how to evaluate the components of the goals in relation to each other.

To the extent material to an understanding of the annual performance plan and the actual compensation paid to the Company’s named executive officers, the Company will discuss the level of achievement with regard to each corporate goal and the specific individual performance considered in determining the annual performance award.

*     *     *     *

Please direct any questions, comments and advice of the Commission Staff to the undersigned at 410-659-2778 or Asher M. Rubin at 410-659-2777.

Sincerely,

/s/ William I. Intner
William I. Intner

cc:	Paul H. Fischer, Ph.D., GenVec, Inc.
Douglas J. Swirsky, GenVec, Inc.
Bryan Pitko, SEC Staff
Suzanne Hayes, SEC Staff

Statement of GenVec, Inc.

January 15, 2010

Re:	GenVec, Inc.
Form 10-K for the fiscal year ended December 31, 2008
Filed: March 16, 2009
File No.: 000-24469

Definitive Proxy Statement
Filed April 30, 2009

GenVec, Inc. (the “Company”), hereby acknowledges, in connection with the comments of the Securities and Exchange Commission staff on the above referenced filings, that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

GENVEC, INC.

By:          /s/ Douglas J. Swirsky
Douglas J. Swirsky
Senior Vice President, Chief Financial Officer, Treasurer and Corporate Secretary